RECEIVED
2008 JUL 31 P 3: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 29, 2008

[redacted]

08004087

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated July 29, 2008 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated July 29, 2008 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)" [English translation].

3. Press Release dated July 29, 2008 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)" [English translation].

PROCESSED
AUG 0 6 2008
THOMSON REUTERS

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED
2008 JUL 31 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Sumitomo Corporation Announces Financial Results for the First Quarter ended June 30, 2008

On July 29, 2008, Sumitomo Corporation announced its consolidated results for the three-month period ended June 30, 2008, prepared on the basis of accounting principles generally accepted in the United States of America.
Net income for the three-month period was 78.1 billion yen, an increase of 26.7 billion yen or representing 52% growth from the same period of the previous year.

1. Operating results

○ Gross profit was 253.8 billion yen, an increase of 31.3 billion yen from the same period of the previous year.

○ Businesses which contributed to the increase were as follows:

- Metal Products:
  Steel service center operations in Asia and China
- Transportation & Construction Systems:
  Merger of Sumitomo Mitsui Auto Service Company, Limited
- Media, Network & Lifestyle Retail:
  Jupiter Shop Channel Co., Ltd. (SC Media & Commerce Inc. / made it a subsidiary)
- Mineral Resources & Energy:
  Coal mining operation in Australia

○ Selling, general and administrative expenses was 167.7 billion yen increased by 10.2 billion yen from the same period of the previous year, mainly due to the newly consolidated subsidiaries.

○ Interest expense, net of interest income decreased by 1.8 billion yen mainly due to the decline of interest rate in US$.

○ Dividends increased by 1.3 billion yen from the same period of the previous year due to the increase of dividend received from listed companies in Japan.

○Equity in earnings of associated companies increased by 25.9 billion yen to 31.6 billion yen. This included the improvement of hedge evaluation regarding the San Cristobal silver-zinc-lead mining project in Bolivia and strong performance of copper business in Indonesia (Batu Hijau copper & gold mine project) and the Americas as well as Jupiter Telecommunication Co., Ltd.

○Gain on marketable securities and other investments decreased by 15.6 billion yen since there were value realizations through replacements of assets in the same period of the previous year.

○As a result, net income totaled 78.1 billion yen, increased by 26.7 billion yen or representing 52% growth from the same period of the previous year.

○Basic profit totaled 82.2 billion yen, increased by 40.1 billion yen. We recognized 8.4 billion yen of reversal profit from a part of hedge evaluation losses regarding the San Cristobal project in Bolivia in this period. (Hedge evaluation losses in the same period of the previous year: 14.0 billion yen) Excluding the effect of this hedge evaluation, basic profit was 73.8 billion yen increased by 17.7 billion yen, which is a record-high as a quarterly results.

○As for net income, all of the 10 operating segments increased net income from the same period of the previous year, which showed we are expanding well-balanced earnings base.

○In addition to the major businesses explained above, the following businesses also contributed to the results.

○Transportation & Construction Systems showed strong performance due to the robust marine transportation market.

○Agricultural chemical business in East Europe and sulfur and sulfuric acid business performed well in Chemical & Electronics segment.

○As for Overseas Subsidiaries and Branches, net income of the tubular products business in North America increased. Also, Europe and China performed well led by Metal Products and Chemicals.

2. Financial position

- Total assets as of June 30, 2008 amounted to 7,781.3 billion yen, an increase of 209.9 billion yen from March 31, 2008 mainly due to the increase of operating assets led by the rise of commodity prices and due to the rise of securities available-for-sale.

- Total shareholders' equity improved by 98.6 billion yen, due to the increase in retained earnings and unrealized holding gains on securities available-for-sale. Shareholders' equity ratio improved to 20.5% or 0.8 points up from March 31, 2008.

3. Cash flows

- During the three-month period ended June 30, 2008, net cash provided by operating activities was 28.1 billion yen as a result of strong business performances in each segment although working capital increased due to the increase of operating assets led by the rise of commodity prices.

- Net cash used in investing activities was 80.3 billion yen, mainly due to the strategic investments such as acquiring additional iron ore interest in South Africa and office buildings in the United States. Accordingly, free cash flow was 52.3 billion yen outflow.

4. Progress for the full fiscal year ending March 31, 2009

- Gross profit progressed 26% of 990 billion yen target, selling general and administrative expenses was 24% of 700 billion yen target. As a result, operating income progressed 29% of the target.

- Equity in earnings of associated companies was 38% of 84 billion yen target.

- Our net income progressed 32% of 243 billion yen target although the economic situation is increasing uncertainty. The result is due to the strategic business reorganization and increase of profitable risk assets as well as the high level of commodity prices.

For further information contact:
Sumitomo Corporation
Investor Relations Dept.
Phone: +81-3-5166-3522
Fax : +81-3-5166-6292
e-mail: ir@sumitomocorp.co.jp

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strives to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Highlights of consolidated quarterly results 2008 (Three-month period ended June 30, 2008)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated Income

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Three months ended June 30, 2008	Three months ended June 30, 2007	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April 2008) amount	Annual targets achievement
Gross profit	2,538	2,225	313	14%	9,900	26%
Other income (expenses) :						
Selling, general and administrative expenses	(1,677)	(1,575)	(102)	(7%)	(7,000)	24%
Interest expense, net of interest income	(85)	(103)	18	17%	(360)	24%
Dividends	81	68	13	20%	150	54%
Equity in earnings of associated companies, net	316	57	259	452%	840	38%
Provision for doubtful receivables	(23)	(21)	(3)	(13%)		
Gain on property and equipment, net	9	1	9	-		
Gain on marketable securities and other investments, net	6	161	(156)	(96%)	220	-
Other, net	2	(3)	5	-		
Total other income (expenses)	(1,371)	(1,414)	43	3%	(6,150)	22%
Income before income taxes and minority interests in earnings of subsidiaries	1,167	811	356	44%	3,750	31%
Income taxes	(350)	(281)	(69)	(24%)	(1,200)	29%
Income before minority interests in earnings of subsidiaries	817	530	287	54%	2,550	32%
Minority interests in earnings of subsidiaries, net	(36)	(16)	(20)	(127%)	(120)	30%
Net income	781	514	267	52%	2,430	32%
Total trading transactions*1	28,490	27,533	957	3%	120,000	24%
Operating income*1	838	629	208	33%	2,850	29%
Basic profit (Calculation for reference)*2	822	420	401	95%	2,427	34%

(The annual target of 220 applies jointly to Provision for doubtful receivables, Gain on property and equipment, net, Gain on marketable securities and other investments, net, and Other, net.)

Summary of the results for the three months (April 1, 2008-June 30, 2008) in comparison with the same period of the previous year

Gross profit
<Businesses which contributed to the increase>
- Steel service center operation in Asia and China
- Merger of Sumitomo Mitsui Auto Service
- Jupiter Shop Channel (SC Media & Commerce Inc./made it a subsidiary)
- Coal mining operation in Australia

Selling, general and administrative expenses
- Effect of the newly consolidated subsidiaries

Interest expense, net of interest income
- Decrease of interest expense due to decline of interest rate in US$

Dividends
- Increase of dividends from listed companies in Japan

Equity in earnings of associated companies, net
- Hedge evaluation impact in San Cristobal silver-zinc-lead mining project in Bolivia
  Apr-Jun, 2008: Hedge profit +84
  Apr-Jun, 2007: Hedge loss -140
- Strong performance in copper business in Indonesia (Batu Hijau copper & gold mine project) and the Americas
- Strong performance in CATV business (Jupiter Telecommunications (J:COM))

Gain on marketable securities and other investments, net
- Value realizations through replacements of assets in the same period of the previous year

Reference		Three months ended June 30, 2008	Three months ended June 30, 2007
Foreign exchange (Yen/US$)	(Apr.-Jun.)	104.56	121.58
Interest (YEN LIBOR6M)	(Apr.-Jun.)	1.00%	0.75%
Interest (US$ LIBOR6M)	(Apr.-Jun.)	2.9%	5.4%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Mar.)	96	69

*1) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*2) Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

	Gross profit			Net income			Summary (Net income)
	Three months ended June 30, 2008	Three months ended June 30, 2007	increase/ (decrease)	Three months ended June 30, 2008	Three months ended June 30, 2007	increase/ (decrease)	
Metal Products	**242**	210	33	**95**	74	21	- Strong performance in steel service center operation in Asia and China
Transportation & Construction Systems	**413**	362	51	**92**	79	12	- Strong performance in automobile, construction equipment and ship business
Infrastructure	**96**	104	(7)	**50**	45	5	- IPP business mainly in Asia
Media, Network & Lifestyle Retail	**421**	293	127	**22**	17	5	- Jupiter Shop Channel (SC Media & Commerce Inc./made it a subsidiary)
Chemical & Electronics	**129**	118	11	**32**	20	12	- Strong performance in agricultural chemical business - Sulfur and sulfuric acid business
Mineral Resources & Energy	**180**	100	80	**169**	27	142	- Coal mining operation in Australia and copper business in Indonesia - Hedge evaluation impact in San Cristobal project
General Products & Real Estate	**320**	321	(1)	**54**	49	5	- Strong performance in fertilizer business - Stable performance in real estate business
Financial & Logistics	**86**	74	12	**28**	15	14	- Transferred leasing operation
Domestic Regional Business Units and Offices	**118**	101	17	**25**	23	3	- Strong performance in metal products business
Overseas Subsidiaries and Branches	**554**	522	32	**146**	107	38	- Strong performance in tubular products business in North America - Strong performance in business in Europe and China
Segment Total	**2,560**	2,206	354	**714**	457	256	
Corporate and Eliminations	**(22)**	19	(40)	**67**	56	11	
Consolidated	**2,538**	2,225	313	**781**	514	267	

3. Financial Position

	As of June 30, 2008	As of March 31, 2008	increase/ (decrease)	Summary
Total assets	77,813	75,714	2,099	≪Total assets≫ - Increase in operating assets
Total shareholders' equity	15,914	14,927	986	- Increase due to the rise of securities available-for-sale
Shareholders' equity ratio	20.5%	19.7%	0.8pt	≪Total shareholders' equity≫
Interest-bearing liabilities, net	32,639	32,476	164	- Increase in retained earnings and unrealized holding gains on securities available-for-sale
Debt-equity ratio, net (times)	2.1	2.2	0.1pt	

4. Cash Flows

	Three months ended June 30, 2008
Net cash provided by operating activities	281
Net cash used in investing activities	(803)
Free Cash Flow	(523)
Net cash provided by financing activities	11
Effect of exchange rate changes on cash and cash equivalents, etc	(37)
Net increase (decrease) in cash and cash equivalents	(549)

<Reference information>

Number of subsidiaries and associated companies

Unit: Number of companies

	As of June 30, 2008			increase/(decrease) from June 30, 2007		
	Profit	Loss	Total	Profit	Loss	Total
Japan	190	41	231	(28)	(18)	(46)
Overseas	526	75	601	(16)	(21)	(37)
Total	716	116	832	(44)	(39)	(83)
(Profit-making company ratio)			86%			+3pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Three month ended June 30, 2008			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	243	(18)	225	56	2	58
Overseas	554	(27)	527	240	127	367
Total	798	(45)	752	297	128	425

July 29, 2008

Consolidated quarterly results FY2008 (Three-month period ended June 30, 2008)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
President & CEO, Susumu Kato
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the three-month period ended June 30, 2008.

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/ (decrease))	Operating income	(increase/ (decrease))	Income before income taxes and minority interests in earnings of subsidiaries	(increase/ (decrease))	Net income	(increase/ (decrease))
Three months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
June 30, 2008	2,849,046	3.5	83,753	33.1	116,670	43.9	78,063	52.0
June 30, 2007	2,753,339	10.6	62,942	4.0	81,069	(3.1)	51,368	(3.2)

	Net income per share (basic)	Net income per share (diluted)
Three months ended	(yen)	(yen)
June 30, 2008	62.45	62.44
June 30, 2007	42.29	42.28

[Note] Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of June 30, 2008	7,781,317	1,591,380	20.5	1,273.11
As of March 31, 2008	7,571,399	1,492,742	19.7	1,194.20

2. Dividends

	Cash dividends per share				
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Annual
	(yen)	(yen)	(yen)	(yen)	(yen)
Year ended March 31, 2008	–	18.00	–	20.00	38.00
Year ending March 31, 2009	–	–	–	–	–
Year ending March 31, 2009 (Plan)	–	19.00	–	19.00	38.00

[Note] Review of dividends prospect as of June 30, 2008: None

3. Targets (fiscal year ending March 31, 2009)

	Total trading transactions	(increase/ (decrease))	Net income	(increase/ (decrease))	Net income per share (basic)
	(millions of yen)	(%)	(millions of yen)	(%)	(yen)
Apr.1-Sep.30, 2008	–	–	–	–	–
Year ending March 31, 2009	12,000,000	4.5	243,000	1.7	194.40

[Note] Review of targets as of June 30, 2008: None

4. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Adoption of simplified method or specific method to quarterly financial statement in accounting procedure: None

(3) Changes in accounting policies and others

(i) Associated with the changes in U.S.GAAP : Yes

(ii) Other changes : None

Note) For further details please refer the note on page 5.

(4) Outstanding stocks (Common stocks) (shares)

(i) Outstanding stocks including treasury stock	(June 30, 2008)	1,250,602,867	(March 31, 2008)	1,250,602,867
(ii) Treasury stocks	(June 30, 2008)	611,374	(March 31, 2008)	607,954
(iii) Average stocks during first quarter	(June 30, 2008)	1,249,992,895	(June 30, 2007)	1,214,722,354

Cautionary Statement Concerning Forward-looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Management results

1. Operating results

Total trading transactions for the three-month period ended June 30, 2008 amounted to 2,849 billion yen representing 3.0% growth from the same period of the previous year.

Gross profit increased by 31.3 billion yen to 253.8 billion yen.

Selling, general and administrative expenses increased by 10.2 billion yen to 167.7 billion yen mainly due to the newly consolidated subsidiaries.

As a result, operating income increased by 20.8 billion yen to 83.8 billion yen.

Equity in earnings of associated companies increased by 25.9 billion yen to 31.6 billion yen. We recognized 8.4 billion yen of reversal profit from a part of hedge evaluation losses regarding the San Cristobal silver-zinc-lead mining project in Bolivia in this period. (Hedge evaluation losses in the same period of the previous year: 14.0 billion yen)

As a result, net income totaled 78.1 billion yen, an increase of 26.7 billion yen or representing 52.0% growth from the same period of the previous year.

<Net income by segments>

Metal Products Business Unit posted 9.5 billion yen, an increase of 2.1 billion yen from the same period of the previous year. Steel service center operations showed strong performance.

Transportation & Construction Systems Business Unit posted 9.2 billion yen, up 1.2 billion yen. Strong performance in automobile trading business to Middle East and Africa, and ship-related business contributed to the increase.

Infrastructure Business Unit posted 5.0 billion yen, an increase of 0.5 billion yen, due to the stable performance in IPP* business mainly in Asia.
*IPP: Independent Power Producer

Media, Network & Lifestyle Retail Business Unit posted 2.2 billion yen, an increase of 0.5 billion yen, due to the contribution of newly consolidation of Jupiter Shop Channel Co., Ltd. (the subsidiary owned by SC Media & Commerce Inc.).

Chemical & Electronics Business Unit posted 3.2 billion yen, an increase of 1.2 billion yen, due to the strong performance in agricultural chemical business in East Europe, and sulfur and sulfuric acid business.

Mineral Resources & Energy Business Unit posted 16.9 billion yen, an increase of 14.2 billion yen. Coal mining operation in Australia and copper business in Indonesia (Batu Hijau copper & gold mine project) contributed to the increase, due to the rise of commodity prices for coal and copper in addition to reversal profit of hedge evaluation losses mentioned above.

General Products & Real Estate Business Unit posted 5.4 billion yen, up 0.5 billion yen. Fertilizer business contributed to the increase and the performance in real estate business was stable.

Financial & Logistics Business Unit posted 2.8 billion yen, an increase of 1.4 billion yen due to the effect of the transferred leasing operation.

Domestic Regional Business Units and Offices posted 2.5 billion yen, up 0.3 billion yen. This was mainly due to the strong performance in the metal products business.

Overseas Subsidiaries and Branches posted 14.6 billion yen, an increase of 3.8 billion yen due to the strong performance in tubular products business in North America and business in Europe and China.

2. Financial position

<Total assets, liabilities, and total shareholders' equity as of June 30, 2008>

Total assets increased by 209.9 billion yen to 7,781.3 billion yen from March 31, 2008, due to the increase of operating assets led by the rise of commodity prices and due to the rise of securities available-for-sale.

Interest-bearing liabilities (gross) were 3,676.5 billion yen, a decrease of 33.2 billion yen. Interest-bearing liabilities (net) were 3,263.9 billion yen, up 16.4 billion yen.

Total shareholders' equity amounted to 1,591.4 billion yen, improved by 98.6 billion yen, from March 31, 2008, due to the increase in retained earnings and unrealized holding gains on securities available-for-sale. Shareholders' equity ratio was 20.5%, up 0.8 points.

<Cash flows>

Net cash provided by operating activities was 28.1 billion yen as a result of strong business performances in each segment although working capital increased due to the increase of operating assets led by the rise of commodity prices.

Net cash used in investing activities was 80.3 billion yen, mainly due to strategic investment such as acquiring additional iron ore interest in South Africa and office buildings in the United States. Accordingly, free cash flow was 52.3 billion yen outflow. Net cash provided by financing activities was 1.1 billion yen.

As a result, cash and cash equivalents as of June 30, 2008 decrease by 54.9 billion yen to 401.9 billion yen from March 31, 2008.

3. Target

Target of net income in fiscal year ending March 31, 2009 is 243.0 billion yen as announced on April 30, 2008 and was not reviewed as of June 30, 2008.

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strives to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

4. Others

(1) Increase/decrease of important subsidiaries during the fiscal year: None

(2) Adoption of simplified mentioned or specific method to quarterly financial statement in accounting procedure : None

(3) Changes in accounting policies and others

Statement of Financial Accounting Standards (SFAS) No.157, "Fair Value Measurements" issued by the Financial Accounting Standard Board (FASB) was newly adopted on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on the consolidated results of financial statements.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of June 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2008	March 31, 2008	June 30, 2008
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 401,933	¥ 456,809	$ 3,792
Time deposits	10,644	5,369	100
Marketable securities	18,232	19,856	172
Receivables-trade			
Notes and loans	250,960	242,312	2,368
Accounts	1,790,693	1,782,114	16,893
Associated companies	122,217	109,354	1,153
Allowance for doubtful receivables	(15,904)	(14,789)	(150)
Inventories	818,933	756,190	7,726
Deferred income taxes	37,815	39,300	357
Advance payments to suppliers	96,199	73,881	907
Other current assets	272,543	253,354	2,571
Total current assets	3,804,265	3,723,750	35,889
Investments and long-term receivables:			
Investments in and advances to associated companies	935,224	883,635	8,823
Other investments	727,250	655,190	6,861
Long-term receivables	807,955	832,761	7,622
Allowance for doubtful receivables	(22,015)	(22,099)	(208)
Total investments and long-term receivables	2,448,414	2,349,487	23,098
Property and equipment, at cost less accumulated depreciation	1,018,262	997,128	9,606
Goodwill and other intangible assets	379,024	379,405	3,576
Prepaid expenses, non-current	55,696	47,836	526
Deferred income taxes, non-current	20,462	14,228	193
Other assets	55,194	59,565	521
Total	¥ 7,781,317	¥ 7,571,399	$ 73,409

Note: The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥106=US$1.

Consolidated Balance Sheets

Sumitomo Corporation and Subsidiaries
As of June 30, 2008 (Unaudited) and March 31, 2008

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2008	March 31, 2008	June 30, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 648,171	¥ 625,106	$ 6,115
Current maturities of long-term debt	476,201	428,869	4,492
Payables-trade			
Notes and acceptances	93,934	84,610	886
Accounts	1,150,789	1,159,158	10,857
Associated companies	41,731	26,716	394
Income taxes	36,162	37,419	341
Accrued expenses	89,158	101,557	841
Advances from customers	116,853	107,269	1,102
Other current liabilities	199,818	162,667	1,885
Total current liabilities	2,852,817	2,733,371	26,913
Long-term debt, less current maturities	2,962,994	3,011,992	27,953
Accrued pension and retirement benefits	14,570	14,074	137
Deferred income taxes, non-current	229,967	189,273	2,170
Minority interests	129,589	129,947	1,223
Shareholders' equity:			
Common stock	219,279	219,279	2,069
Additional paid-in capital	291,068	291,032	2,746
Retained earnings			
Appropriated for legal reserve	17,696	17,696	167
Unappropriated	996,178	943,114	9,398
	1,013,874	960,810	9,565
Accumulated other comprehensive income	68,387	22,845	645
Treasury stock, at cost	(1,228)	(1,224)	(12)
Total shareholders' equity	1,591,380	1,492,742	15,013
Total	¥ 7,781,317	¥ 7,571,399	$ 73,409

Note: The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥106=US$1.

Consolidated Statements of Income

Sumitomo Corporation and Subsidiaries
For the three-month periods ended June 30, 2008 and 2007
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2008	2007	2008
Revenues:			
Sales of tangible products	¥ 751,124	¥ 645,765	$ 7,086
Sales of services and others	173,481	152,521	1,637
Total revenues	924,605	798,286	8,723
Cost:			
Cost of tangible products sold	616,488	534,499	5,816
Cost of services and others	54,318	41,311	513
Total cost	670,806	575,810	6,329
Gross profit	253,799	222,476	2,394
Other income (expenses):			
Selling, general and administrative expenses	(167,703)	(157,459)	(1,582)
Provision for doubtful receivables	(2,343)	(2,075)	(22)
Gain on sale of property and equipment, net	935	52	9
Interest income	5,950	8,334	56
Interest expense	(14,428)	(18,586)	(136)
Dividends	8,101	6,776	77
Other than temporary impairment losses on securities	(861)	(210)	(8)
Gain on sale of marketable securities and other investments, net	1,433	16,357	13
Equity in earnings of associated companies, net	31,583	5,719	298
Other, net	204	(315)	2
Total other income (expenses)	(137,129)	(141,407)	(1,293)
Income before income taxes and minority interests in earnings of subsidiaries	116,670	81,069	1,101
Income taxes	34,967	28,100	330
Income before minority interests in earnings of subsidiaries	81,703	52,969	771
Minority interests in earnings of subsidiaries, net	(3,640)	(1,601)	(35)
Net income	¥ 78,063	¥ 51,368	$ 736
Disclosure of comprehensive income:			
Net income for the period	¥ 78,063	¥ 51,368	$ 736
Other comprehensive income (loss), net of tax:			
Net unrealized holding gains on securities available-for-sale	43,108	36,974	407
Foreign currency translation adjustments	(3,028)	24,273	(29)
Net unrealized gains on derivatives	1,488	352	14
Pension liability adjustments	3,974	983	38
Comprehensive income for the period	¥ 123,605	¥ 113,950	$ 1,166
Total trading transactions	¥ 2,849,046	¥ 2,753,339	$ 26,878

Note:
1) The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥106=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Condensed Consolidated Statements of Cash Flows

Sumitomo Corporation and Subsidiaries
For the three-month periods ended June 30, 2008
(Unaudited)

	Millions of Yen	Millions of U.S. Dollars
	2008	2008
Operating activities:		
Net income	¥ 78,063	$ 736
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	40,434	382
Provision for doubtful receivables	2,343	22
Gain on sale of property and equipment, net	(935)	(9)
Other than temporary impairment losses on securities	861	8
Gain on sale of marketable securities and other investments, net	(1,433)	(13)
Equity in earnings of associated companies, less dividends received	(900)	(8)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(57,813)	(545)
Increase in inventories	(53,718)	(507)
Increase in payables	10,747	101
Other, net	10,430	98
Net cash provided by operating activities	28,079	265
Investing activities:		
Changes in:		
Property, equipment and other assets	(80,302)	(758)
Marketable securities and investments	(29,068)	(274)
Loans and other receivables	34,492	325
Time deposits	(5,451)	(51)
Net cash used in investing activities	(80,329)	(758)
Free Cash Flows:	(52,250)	(493)
Financing activities:		
Changes in:		
Short-term debt	44,902	424
Long-term debt	(18,821)	(178)
Cash dividends paid	(24,999)	(236)
Acquisition of treasury stock, net	(4)	(0)
Net cash provided by financing activities	1,078	10
Effect of exchange rate changes on cash and cash equivalents	(3,704)	(35)
Net decrease in cash and cash equivalents	(54,876)	(518)
Cash and cash equivalents, beginning of period	456,809	4,310
Cash and cash equivalents, end of period	¥ 401,933	$ 3,792

The U.S. Dollar amounts represent translations of Japanese Yen amounts at the rate of ¥106=US$1.

Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the three-month periods ended June 30, 2008 and 2007
(Unaudited)

Operating segments:

2008:

Segment	Gross profit	Net income	Segment assets (As of June 30)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 24,233	¥ 9,475	¥ 783,518	¥ 482,118
Transportation & Construction Systems	41,339	9,170	1,525,028	443,431
Infrastructure	9,621	4,995	464,370	78,066
Media, Network & Lifestyle Retail	42,076	2,229	662,277	142,859
Chemical & Electronics	12,888	3,173	360,482	256,928
Mineral Resources & Energy	18,015	16,948	862,632	651,755
General Products & Real Estate	31,989	5,426	742,823	231,334
Financial & Logistics	8,594	2,837	753,577	36,999
Domestic Regional Business Units and Offices	11,820	2,548	461,926	274,777
Overseas Subsidiaries and Branches	55,402	14,561	1,378,848	528,167
Segment Total	255,977	71,362	7,995,481	3,126,434
Corporate and Eliminations	(2,178)	6,701	(214,164)	(277,388)
Consolidated	¥ 253,799	¥ 78,063	¥ 7,781,317	¥ 2,849,046

2007:

Segment	Gross profit	Net income	Segment assets (As of March 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 20,981	¥ 7,420	¥ 755,525	¥ 478,955
Transportation & Construction Systems	36,237	7,939	1,604,917	400,779
Infrastructure	10,352	4,478	478,782	87,170
Media, Network & Lifestyle Retail	29,348	1,735	675,640	112,650
Chemical & Electronics	11,811	2,023	352,770	272,282
Mineral Resources & Energy	10,020	2,714	760,426	623,299
General Products & Real Estate	32,077	4,943	742,039	228,250
Financial & Logistics	7,434	1,472	449,488	29,423
Domestic Regional Business Units and Offices	10,106	2,269	480,052	255,059
Overseas Subsidiaries and Branches	52,239	10,727	1,000,685	550,537
Segment Total	220,605	45,720	7,300,324	3,038,404
Corporate and Eliminations	1,871	5,648	271,075	(285,065)
Consolidated	¥ 222,476	¥ 51,368	¥ 7,571,399	¥ 2,753,339

2008:

Segment	Gross profit	Net income	Segment assets (As of June 30)	Total trading transactions
	Millions of U.S.Dollars			
Metal Products	$ 229	$ 89	$ 7,391	$ 4,548
Transportation & Construction Systems	390	87	14,387	4,183
Infrastructure	91	47	4,381	737
Media, Network & Lifestyle Retail	397	21	6,248	1,348
Chemical & Electronics	121	30	3,401	2,424
Mineral Resources & Energy	170	160	8,138	6,149
General Products & Real Estate	302	51	7,008	2,182
Financial & Logistics	81	27	7,109	349
Domestic Regional Business Units and Offices	111	24	4,358	2,592
Overseas Subsidiaries and Branches	523	137	13,008	4,983
Segment Total	2,415	673	75,429	29,495
Corporate and Eliminations	(21)	63	(2,020)	(2,617)
Consolidated	$ 2,394	$ 736	$ 73,409	$ 26,878

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥106=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Assumptions for Going Concern : None

Significant changes in shareholders' equity : None

RECEIVED
2008 JUL 31 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For Immediate Release

July 29, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Grant of Stock Options
(New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to issue new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan. The specific terms of the stock options issue are as follows:

1. The reason to issue New Share Acquisition Rights

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to issue new share acquisition rights.

2. Name of the New Share Acquisition Rights

Sumitomo Corporation, the Seventh Stock Acquisition Rights

3. **Total number of New Share Acquisition Rights to be issued**

The total number of new share acquisition rights to be issued shall be 1,950. The total number of rights to be allocated to the Directors shall be 690. (100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4.below, the same adjustments shall also be made here.)

4. **Type and number of shares subject to New Share Acquisition Rights**

The number of shares subject to new share acquisition rights shall be 195,000 of the Company's common shares, of which new share acquisition rights covering of 69,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2008

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors, Executive Officers and Corporate Officers under the Company's qualification system, 86 persons in total

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares per new share acquisition right, which is established in item 3.above.

The Exercise Price shall be JPY 1,537. However, if the Exercise Price as so computed would be less than the closing price for transactions in the Company's

common shares on the Tokyo Stock Exchange on July 31, 2008, on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{price paid per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.
In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. Term during which the New Share Acquisition Rights can be exercised

From April 1, 2009 to June 30, 2013

10. Conditions on exercise of New Share Acquisition Rights

(1) A person that has been allocated new share acquisition rights (the "Grantee") must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i, ii or iii, Grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

   i. When the Grantee has been sentenced to imprisonment or severer penalty.
   ii. When the Grantee of the new share acquisition rights passes away.
   iii. When the Grantee has offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) When the Grantee exercises the new share acquisition rights, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company

When the Grantee has not met the conditions of item 10.(1) above, falls under each condition of item 10.(2) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4.above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8.above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9.above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9.above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11.above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13.above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10.above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid as if such exercises were made on April 1, if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

RECEIVED
2008 JUL 31 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For Immediate Release

July 29, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan. The specific terms of stock options issue are as follow:

1. The reason to issue New Share Acquisition Rights

The Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2. Name of the New Stock Acquisition Rights

Sumitomo Corporation, the Third Stock Acquisition Rights for a Stock-linked Compensation Plan.

3. Total number of New Share Acquisition Rights to be issued

The total number of new share acquisition rights to be issued shall be 1,430.

The total number of rights to be allocated to the Directors shall be 818, including 29 rights of three newly appointed Directors for the value of working as the Executive Officers (from April 1,2008 to June 20,2008).

(100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4. below, the

same adjustments shall also be made here.)

4. Type and number of shares subject to New Share Acquisition Rights

The number of shares subject to new share acquisition rights shall be 143,000 of the Company's common shares, of which new share acquisition rights covering of 81,800 shares shall be allocated to the Company's Directors , including 2,900 shares of the three newly appointed Directors for the value of working as the Executive Officers (from April 1,2008 to June 20,2008).

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. The need for payment in consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue date of New Share Acquisition Rights

July 31, 2008

7. Persons to whom New Share Acquisition Rights may be allocated

Directors and Executive Officers, 32 persons in total.

8. Value of the assets to be contributed upon exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

Even if the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, or even if the Company merges with another company, or merges or absorbs by spin-off another company, Exercise Price shall not be adjusted.

9. Term during which the New Share Acquisition Rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10. Conditions on exercise of New Share Acquisition Rights

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i . When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii . When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) Only legal heirs of the Grantees are permitted to inheriting the new share acquisition rights from Grantees.

The legal heirs of the Grantees can exercise only within 6-months after inheriting the new share acquisition rights from Grantees.

(4) When the Grantee exercises the new share acquisition rights, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to

such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(5) Term during which the new share acquisition rights can be exercised:
To be determined in accordance with item 9. above.

(6) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:
To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:
The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:
To be determined in accordance with item 13. above.

(9) Other conditions on the exercise of new share acquisition rights:
To be determined in accordance with item 10. above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1, if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2,Marunouchi, Chiyoda-ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

END